As filed with the Securities and Exchange Commission on April 15, 2022

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-[____]

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER PURSUANT TO SECTIONS 17(d)
AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT
TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d)
AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

YIELDSTREET PRISM FUND INC., YIELDSTREET MANAGEMENT, LLC, YIELDSTREET INC.,

YIELDSTREET HOLDINGS LLC, YS ALTNOTES I LLC, YS ALTNOTES II LLC, YS ALTNOTES III LLC,
YS BP CML I LLC, YS S3 REL I LLC, YS ECL PBC I LLC, YS RAIS PBC XXVII LLC

YS UIP REL II LLC, YS IVC REL I LLC, YS IVC REL II LLC, YS CW REL I LLC AND YS PP REQ II LLC

300 Park Avenue, 15th Floor

New York, NY 10022

(844) 943-5378

All Communications, Notices and Orders to:

Ivor C. Wolk, Esq.

General Counsel

YieldStreet Prism Fund Inc.

300 Park Avenue, 15th Floor

New York, NY 10022

iwolk@yieldstreet.com

(844) 943-5378

Copies to:

John J. Mahon, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington DC 20005

john.mahon@srz.com

Tel: (202) 729-7470

Fax: (202) 730-4520

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

YIELDSTREET PRISM FUND INC.

YIELDSTREET MANAGEMENT, LLC

YIELDSTREET INC.

YIELDSTREET HOLDINGS LLC

YS ALTNOTES I LLC

YS ALTNOTES II LLC

YS ALTNOTES III LLC

YS BP CML I LLC

YS S3 REL I LLC

YS ECL PBC I LLC

YS RAIS PBC XXVII LLC

YS UIP REL II LLC

YS IVC REL I LLC

YS IVC REL II LLC

YS CW REL I LLC

YS PP REQ II LLC

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

Michael Weisz
President and Chief Investment Officer
YieldStreet Prism Fund Inc.
300 Park Avenue, 15th Floor
New York, NY 10022

File No.: 812-[____]
Investment Company Act of 1940

I.

INTRODUCTION

A. Summary of Application

On November 10, 2020, the Securities and Exchange Commission (the “Commission”) issued an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),[1] and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, as described more fully therein (the “Prior Order”).[2] The Prior Order permits certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment entities.

The Applicants (defined below) hereby seek an amended order (the “Amended Order”) from the Commission under Section 57(i) of the 1940 Act, and Rule 17d-1 thereunder to extend the relief granted in the Prior Order to incorporate the temporary relief granted by the Commission on April 8, 2020.[3] Applicants propose to amend the term “Follow-On Investment” to mean (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment.

B. Applicants Seeking Relief

•	YieldStreet Prism Fund Inc. (the “Company”), a Maryland corporation structured as an externally managed, non-diversified, closed-end management investment company that has registered as an investment company under the 1940 Act;

•	YieldStreet Management, LLC, the Company’s investment adviser, on behalf of itself and its successors (“YSM”);[4]

•	YieldStreet Inc., a Delaware corporation that owns and controls YSM (“YS”).

•	Direct and indirect wholly- or majority-owned subsidiaries of YS, including YieldStreet Holdings, LLC, YS ALTNOTES I LLC, YS ALTNOTES II LLC, and YS ALTNOTES III LLC, each of which is a Delaware limited liability company that, from time to time, may hold various financial assets in a principal capacity (together, in such capacity, the “Existing YS Proprietary Accounts”).

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 See YieldStreet Prism Fund, Inc., et al. (File No. 812-15038) Investment Company Act Rel. Nos. 34050 (Oct. 15, 2020) (notice) and 34090 (Nov. 10, 2020) (order).

3 BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021) (the “Temporary Relief”).

4 For purposes of the requested Amended Order, a “successor” means an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

•	The following investment vehicles, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) (the “Existing Affiliated Funds” and together with the Company, YSM, YS, and the Existing YS Proprietary Accounts, the “Applicants”):

•	YS BP CML I LLC;
•	YS S3 REL I LLC;

•	YS ECL PBC I LLC
•	YS RAIS PBC XXVII LLC
•	YS UIP REL II
•	YS IVC REL I LLC
•	YS IVC REL II LLC
•	YS CW REL I
•	YS PP REQ II LLC

All Applicants are eligible to rely on the Prior Order.

C. Defined Terms

Except as stated herein, defined terms used in this application (the “Application”) have the meanings provided in the application for the Prior Order, as amended and restated (the “Prior Application”).

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

II.	APPLICANTS’ PROPOSAL

The Amended Order, if granted, would expand the relief provided in the Prior Order to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer. The requested relief is based on the Temporary Relief.

III. IV.

STATEMENT IN SUPPORT OF RELIEF REQUESTED

Except as stated herein, the disclosure in Section IV, “Statement in Support of Relief Requested,” of the Prior Application is equally applicable to this Application.

CONDITIONS

Except as stated herein, the Conditions of the Prior Order, as stated in Section V of the Prior Application, will remain in effect. Any language in the Conditions of the Prior Order stating that an Affiliated Fund is required to have an existing investment in an issuer and/or needs to have previously participated in a Co-Investment Transaction with respect to such issuer in order to participate in a Follow-On Investment shall be deemed removed if the Amended Order is granted.

VI.	PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of this Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Company, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

[Remainder of Page Intentionally Left Blank]

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Amended Order without holding a hearing.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 15th day of April, 2022.

YIELDSTREET PRISM FUND INC.

By:		/s/ Michael Weisz
Name: Michael Weisz
Title: President

YIELDSTREET INC.

By: /		s/ Michael Weisz
Name: Michael Weisz
Title: President

YIELDSTREET HOLDINGS LLC.

By:		/s/ Michael Weisz
Name: Michael Weisz
Title: President

YIELDSTREET MANAGEMENT, LLC

By:		/s/ Michael Weisz
Name: Michael Weisz
Title: President

YS ALTNOTES I LLC

By:		YIELDSTREET INC., as the sole member

	By:	/s/ Michael Weisz
Name: Michael Weisz
Title: President

YS ALTNOTES II LLC

By:		YIELDSTREET INC., as the sole member

	By:	/s/ Michael Weisz
Name: Michael Weisz
Title: President

YS ALTNOTES III LLC

By: YIELDSTREET INC., as the sole member

By:	/s/ Michael Weisz
Name: Michael Weisz
Title: President

YS BP CML I LLC

By: YieldStreet Management, LLC, as Manager

By:	/s/ Michael Weisz
Name: Michael Weisz
Title: President

YS S3 REL I LLC

By: YieldStreet Management, LLC, as Manager

By:	/s/ Michael Weisz
Name: Michael Weisz
Title: President

YS ECL PBC I LLC

By: YieldStreet Management, LLC, as Manager

By:	/s/ Michael Weisz
Name: Michael Weisz
Title: President

YS RAIS PBC XXVII LLC

By: YieldStreet Management, LLC, as Manager

By:	/s/ Michael Weisz
Name: Michael Weisz
Title: President

YS UIP REL II LLC

By: YieldStreet Management, LLC, as Manager

By:	/s/ Michael Weisz
Name: Michael Weisz
Title: President

YS IVC REL I LLC

By: YieldStreet Management, LLC, as Manager

By:	/s/ Michael Weisz
Name: Michael Weisz
Title: President

YS IVC REL II LLC

By: YieldStreet Management, LLC, as Manager

By:	/s/ Michael Weisz
Name: Michael Weisz
Title: President

YS CW REL I LLC

By: YieldStreet Management, LLC, as Manager

By:	/s/ Michael Weisz
Name: Michael Weisz
Title: President

YS PP REQ II LLC

By: YieldStreet Management, LLC, as Manager

By:	/s/ Michael Weisz
Name: Michael Weisz
Title: President

 APPENDIX A

VERIFICATION

The undersigned states that he has duly executed the attached application, dated as of April 15, 2022, for and on behalf of YieldStreet Prism Fund Inc., Yieldstreet Management, LLC, YieldStreet Inc., Yieldstreet Holdings LLC, YS ALTNOTES I LLC, YS ALTNOTES II LLC, YS ALTNOTES III LLC, YS BP CML I LLC and YS S3 REL I LLC; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Michael Weisz
Name:	Michael Weisz
Date:	April 15, 2022

 APPENDIX B

Resolutions of the Board of Directors of YieldStreet Prism Fund Inc.

WHEREAS: The Board deems it advisable and in the best interest of the Company to file with the Securities and Exchange Commission (the “Commission”) an application to amend the Company’s current Order of Exemption pursuant to Sections 17(d) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to permanently authorize the Company’s participation in a follow-on investment opportunity in an issuer, together with affiliates that have no existing investment in the issuer, in accordance with the requirements provided by the Commission in Investment Company Act of 1940 Release No. 33837 (dated April 8, 2020);

NOW THEREFORE BE IT RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any further amendments thereto; and

FURTHER RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Adopted April 15, 2022